UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Persons Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics, N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by LAVA Therapeutics, N.V., a Dutch public limited liability company (naamloze vennootschap) (“LAVA” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any exhibits attached thereto, as it may be amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on October 2, 2025, Amendment No. 3 filed on October 17, 2025 and this Amendment No. 4, the “Schedule 14D-9”), with respect to the tender offer made by XOMA Royalty Corporation, a Nevada corporation (“Buyer”), to acquire all of the issued and outstanding common shares, nominal value €0.12 per share, of LAVA (the “Shares”) all upon the terms and subject to the conditions as set forth in the Amended and Restated Offer to Purchase, dated October 15, 2025 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 15, 2025, by Buyer (as amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on September 9, 2025, Amendment No. 3 filed on October 2, 2025 and Amendment No. 4 filed on October 17, 2025).

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 4 is being filed to disclose certain updates as reflected below.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by LAVA on November 10, 2025

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 10, 2025

LAVA Therapeutics N.V.

By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and President

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